UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For November 5, 2002



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1Y 3RB
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated November 5, 2002  -  Holding(s) in Company



                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BUNZL PLC



2. Name of shareholder having a major interest

DEUTSCHE BANK A.G.



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTERESTS REPRESENTING FUNDS UNDER MANAGEMENT HELD ON BEHALF OF CLIENTS



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

REGISTERED HOLDERS                                             NO. OF SHARES

HELD AS PRINCIPAL

DEUTSCHE BANK AG LONDON                                              891,675
DEUTSCHE BANK SECURITIES INC                                         587,467
DEUTSCHE BANK AG FRANKFURT                                            50,182
MORGAN GRENFELL & CO LTD                                             444,865

HELD IN CLIENT PORTFOLIOS

MORGAN NOMINEES LTD                                               20,954,958
MORGAN NOMINEES LTD A/C CHY                                           71,117
MORGAN NOMINEES LTD A/C CSL                                           92,494
MORGAN NOMINEES LTD A/C DGR                                          257,900
MORGAN NOMINEES LTD A/C ENF                                          215,400
MORGAN NOMINEES LTD A/C LAM                                          245,100
MORGAN NOMINEES LTD A/C MER                                           66,300
MORGAN NOMINEES LTD A/C NG                                            57,950
MORGAN NOMINEES LTD A/C SAM                                           41,855
MORGAN NOMINEES LTD A/C SL                                           265,332
BANK OF NEW YORK NOMINEES                                          1,836,994
BRITISH OVERSEAS BANK NOMINEES LTD A/C 7020                           92,830
CHASE NOMINEES                                                     9,115,189
CHASE NOMINEES A/C 14186                                             145,474
CLYDESDALE BANK CUSTODIAN NOMINEES                                    93,290
DEUTSCHE ASSET MANAGEMENT FRANKFURT                                   30,902
DEUTSCHE TRUST BANK JAPAN                                            557,800
HSBC GLOBAL CUSTODY NOMINEES (UK) LTD                                969,046
LOTHIAN REGIONAL COUNCIL                                             828,125
NORTRUST NOMINEES LTD                                              7,502,332
PERRY NOMINEES                                                       125,000
STATE STREET NOMINEES                                              3,195,414
SCUDDER INVESTMENT MANAGEMENT*                                        10,646
VIDACOS NOMINEES                                                     194,700
                                                                  __________

TOTAL                                                             48,940,337
                                                                  ==========


* THE OVERSEAS HOLDINGS OF SCUDDER INVESTMENT MANAGEMENT HAVE BEEN ACQUIRED BY DEUTSCHE BANK AG. THESE HOLDINGS WILL BE REDESIGNATED INTO NOMINEE COMPANIES IN THE NEAR FUTURE.


5. Number of shares / amount of stock acquired

SEE ABOVE



6. Percentage of issued class

N/A



7. Number of shares / amount of stock disposed

N/A



8. Percentage of issued class

N/A



9. Class of security

ORDINARY SHARES OF 25P



10. Date of transaction

N/A




11. Date company informed

4 NOVEMBER 2002



12. Total holding following this notification

48,940,337



13. Total percentage holding of issued class following this notification

10.51%



14. Any additional information

N/A



15. Name of contact and telephone number for queries

MRS C MEYER - 020 7495 4950



16. Name and signature of authorised company official responsible for making this notification

MR P N HUSSEY, COMPANY SECRETARY



Date of notification

5 NOVEMBER 2002



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date: November 5, 2002                       By:__/s/ Anthony Habgood__

                                              Title:   Chairman